BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02 DEC -3 AM 10: 12

BAA

22 November 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

02060157

SUPPL

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

dlw 12/4

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 22 November 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

22 November 2002

BAA LYNTON SELLS HEATHROW SOUTH CARGO CENTRE

- 15.5 acre site sold with 5 year lease to BAA -

BAA Lynton, the commercial property arm of BAA plc has exchanged contracts to sell its 15.5 acre Heathrow South Cargo Centre ("Heathrow South") to Expeditors, the major US freight company for £37 million.

The site has been sold with a five year non-renewable lease to BAA at a rent of £2.25 million per annum. There is a tenant's option to break the lease at the end of the fourth year. BAA will use the site to support construction of the fifth terminal at Heathrow Airport.

Heathrow South is currently the largest fully consented development site for warehousing and distribution in the Heathrow area, with planning consent for 310,000 sq ft of warehouse accommodation. Expeditors will develop a major air freight facility on the site when BAA vacates it.

This sale underlines BAA Lynton's expertise in acquiring land and assembling strategic sites for airport related development. Holley Blake advised BAA Lynton. Hines Air Property advised Expeditors.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel: +44 (0) 20 7932 6654
City enquiries: **Maureen Spence, BAA plc**
Tel: +44 (0) 20 7932 6776

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Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com